

ENERFLEX LTD. ANNOUNCES LEADERSHIP TRANSITION

MARC ROSSITER STEPS DOWN AS PRESIDENT, CEO, AND DIRECTOR

PREET DHINDSA NAMED INTERIM CEO

REAFFIRMS 2025 OUTLOOK AND CONCURRENTLY ANNOUNCES EXPANSION OF DIRECT SHAREHOLDER RETURNS

NEWS RELEASE

CALGARY, Alberta, March 19, 2025 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) ("Enerflex" or the "Company") today announced that Marc Rossiter has stepped down as President, CEO, and Director, effective immediately.

Preet Dhindsa, Enerflex's current Senior Vice President and CFO, will serve as Interim Chief Executive Officer. Mr. Dhindsa joined Enerflex in October 2023 and is a seasoned executive with more than 25 years of experience, primarily in the energy and financial services industries.

Joe Ladouceur, Vice President Treasury, Tax & Insurance, will serve as Interim CFO.

The Board is undertaking a comprehensive search to identify the Company's next CEO and has retained a leading executive search firm to assist with this process.

Kevin Reinhart, Chair of the Board of Directors, stated, "As we look to the future and position Enerflex to create shareholder value over the long-term, the Board decided that now is the right time to undertake a leadership transition. We thank Marc for his more than 25 years of dedicated service and commitment to Enerflex, including the last six years as CEO, and wish him the best in his future endeavors."

Mr. Rossiter said, "Leading Enerflex has been a true privilege, and I'm incredibly proud of all that we've accomplished together to propel the business forward over the past six years. Thanks to the dedication of a talented team, Enerflex is well-positioned to build on its positive momentum and I believe the Company has a bright future."

Mr. Reinhart added, "Preet has been instrumental in Enerflex's efforts to "Simplify, Optimize, and Grow" and we are fortunate to have him serve as Interim Chief Executive Officer. With the support and collaboration of a deep bench of executive talent, we are confident in Preet's ability to lead Enerflex in this interim period as we complete our search for a permanent CEO.

Enerflex's near-term priorities remain unchanged and include: (1) enhancing the profitability of core operations; (2) leveraging the Company's leading position in core operating countries to capitalize on expected increases in natural gas and produced water volumes; and (3) maximizing free cash flow to further strengthen Enerflex's financial position, provide direct shareholder returns, and invest in selective customer supported growth opportunities."

Mr. Dhindsa commented, "I am excited to continue working closely with the Board, management, and our colleagues across the Company. Our focus remains on generating sustainable free cash flow, further improving balance sheet health, and positioning the Company for long-term growth and value creation. With the Company operating within its target leverage range, Enerflex is positioned to increase direct shareholder returns, as reflected by (1) the previously announced 50% increase of the Company's quarterly dividend and (2) today's concurrent announcement of the Company's intention to implement a normal course issuer bid."

OUTLOOK

All amounts presented are in U.S. Dollars ("USD") unless otherwise stated.

Enerflex is reaffirming its outlook for 2025, which reflects:

1. Steady demand across the Company's business lines and geographic regions, although Enerflex continues to closely monitor geopolitical tensions across North America, including the potential impact of tariffs. Based on currently available information, the direct impact of tariffs on Enerflex's business is expected to be mitigated by the Company's diversified operations and proactive risk management.

2. Approximately 65% of the Company's gross margin before depreciation and amortization is generated by the highly contracted Energy Infrastructure product line and the recurring nature of its After-Market Services business.

3. The expectation that Engineered Systems' gross margin before depreciation and amortization will be more consistent with the historical long-term average for this business line and that near-term revenue is expected to remain steady.

4. A disciplined capital program in 2025, with total capital expenditures of $110 million to $130 million. Growth capital spending of $40 million to $60 million will focus on customer supported opportunities in the US and Middle East.

About Preet Dhindsa

Since joining Enerflex, Preet has spearheaded several corporate initiatives including improving balance sheet health and enhancing the global finance function. Prior to joining Enerflex, Preet served as Executive Vice President and Chief Financial Officer at ENMAX Corporation, a regulated utility with energy generation and retail lines of business. Prior thereto, Preet was Senior Vice President and Chief Financial Officer, Global Banking & Markets (GBM), at Scotiabank, leading international finance teams. Preet began his career as a professional accountant with KPMG and holds a Bachelor of Science degree in Mathematics & Statistics from Western University and a Graduate Diploma in Accounting from Wilfrid Laurier University. Preet is a Chartered Professional Accountant and Chartered Director.

About Joe Ladouceur

Prior to joining Enerflex, Joe served as President and CEO of Platinum Energy Services Ltd. until he successfully managed its sale in 2022. With over 30 years of experience in the finance and energy industries, Joe has held numerous executive leadership roles with Canadian E&P, energy services, and equipment fabrication companies. He began his career with Royal Bank of Canada and RBC Dominion Securities, where he was involved in corporate banking and global energy projects. Joe holds an Honors Business Administration degree with a major in finance from the Ivey Business School in London, Ontario, a Master of Business Administration from KU Leuven in Belgium, and an Honorary Fellowship from St. Mary's University in Calgary.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" (and together with "forward-looking information", "FLI") within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words "anticipate", "believe", "could", "estimate", "expect", "future", "intend", "may", "plan", "potential", "predict", "should", "will" and similar expressions, (including negatives thereof) are intended to identify FLI.

In particular, this news release includes (without limitation) forward-looking information and statements pertaining to:

- the Company's near-term priorities and its positioning for long-term growth and value creation;

- the CEO transition and the CEO search, including with respect to the time it will take to complete the CEO search and the impact the CEO search and the CEO transition may have on the Company and its operations;

- the Company's intention to implement a normal course issuer bid, the terms and conditions of such bid, the anticipated receipt of all required regulatory approvals, and the timing associated therewith;

- disclosures under the heading "Outlook" including:

    o expectations for steady demand across the Company's business lines and geographic regions;

    o the potential impact of tariffs and the expectation that such impact will be mitigated by the Company's diversified operations and proactive risk management;

    o the highly contracted Energy Infrastructure product line and the recurring nature of After-Market Services will, together, account for approximately 65% of Enerflex's gross margin before depreciation and amortization;

    o the expectation that Engineered Systems gross margin before depreciation and amortization will be more consistent with the historical long-term average for this business line and that near term revenue will remain steady;

    o total capital expenditures in 2025 being $110 million to $130 million with growth capital spending of $40 million to $60 million focused on customer supported opportunities in the US and Middle East; and

- the ability of Enerflex to continue to pay a sustainable quarterly cash dividend.

FLI reflects management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used; general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex's expectations in respect of its FLI are based on a number of assumptions, estimates and projections developed based on past experience and anticipated trends, including but not limited to:

- Enerflex has the financial capacity, regulatory compliance, and board approval necessary to pursue a normal course issuer bid and that market conditions will support such a buyback program within the anticipated timeframe;

- any tariffs imposed will have a manageable impact on our operations and cost structure and increased domestic energy production will offset any negative effects of such tariffs;

- market dynamics, including increased energy demand, infrastructure development, and production activity, will drive growth in natural gas and produced water volumes across Enerflex's core operating countries;

- market conditions, customer activity, and industry fundamentals will support stable demand across our business lines and geographic regions throughout 2025;

- the high level of contractual commitments within the Energy Infrastructure product line and the predictable, recurring revenue from After–Market Services will continue;

- existing customer contracts within the Energy Infrastructure product line will remain in effect and with no material cancellations or renegotiations over their remaining terms;

- Enerflex will maintain sufficient cash flow, profitability, and financial flexibility to support the ongoing payment of a sustainable quarterly cash dividend, subject to market conditions, operational performance, and board approval.

As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors" in: (i) Enerflex's Annual Information Form for the year ended December 31, 2024, dated February 27, 2025; and (ii) Enerflex's Annual Report dated February 26, 2025, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management's assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company's historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management's best estimates and judgments, and represents the Company's expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

ABOUT ENERFLEX
Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low–carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,600 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: ***Transforming Energy for a Sustainable Future.*** The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex's common shares trade on the Toronto Stock Exchange under the symbol "EFX" and on the New York Stock Exchange under the symbol "EFXT". For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Preet S. Dhindsa
Interim Chief Executive Officer
E-mail: PDhindsa@enerflex.com

Jeff Fetterly
Vice President, Corporate Development and Capital Markets
E-mail: JFetterly@enerflex.com

